UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 24, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares; Series 309 Class A Ordinary Shares; Series 315 Class A Ordinary Shares; Series 316 Class A Ordinary Shares; Series 318 Class A Ordinary Shares; Series 319 Class A Ordinary Shares; Series 320 Class A Ordinary Shares; Series 323 Class A Ordinary Shares; Series 329 Class A Ordinary Shares; Series 336 Class A Ordinary Shares; Series 338 Class A Ordinary Shares; Series 339 Class A Ordinary Shares; Series 340 Class A Ordinary Shares; Series 343 Class A Ordinary Shares; Series 344 Class A Ordinary Shares; Series 345 Class A Ordinary Shares; Series 346 Class A Ordinary Shares; Series 348 Class A Ordinary Shares; Series 360 Class A Ordinary Shares; Series 362 Class A Ordinary Shares; Series 365 Class A Ordinary Shares; Series 370 Class A Ordinary Shares; Series 372 Class A Ordinary Shares; Series 374 Class A Ordinary Shares; Series 377 Class A Ordinary Shares; Series 386 Class A Ordinary Shares; Series 411 Class A Ordinary Shares; Series 415 Class A Ordinary Shares; Series 417 Class A Ordinary Shares; Series 420 Class A Ordinary Shares; Series 421 Class A Ordinary Shares; Series 423 Class A Ordinary Shares; Series 429 Class A Ordinary Shares; Series 442 Class A Ordinary Shares; Series 446 Class A Ordinary Shares; Series 451 Class A Ordinary Shares; Series 453 Class A Ordinary Shares; Series 463 Class A Ordinary Shares; Series 467 Class A Ordinary Shares; Series 469 Class A Ordinary Shares; Series 470 Class A Ordinary Shares; Series 486 Class A Ordinary Shares; Series 488 Class A Ordinary Shares; Series 489 Class A Ordinary Shares; Series 497 Class A Ordinary Shares; Series 498 Class A Ordinary Shares; Series 506 Class A Ordinary Shares; Series 508 Class A Ordinary Shares; Series 510 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

A copy of materials used on www.masterworks.com relating to the ongoing offering of Class A Ordinary Shares of Series 506, Series 508 and Series 510 pursuant to Regulation A of the Securities Act of 1933, as amended, are attached to the Form 1-U as Exhibit 15(b).1, Exhibit 15(b).2 and Exhibit 15(b).3, respectively. In addition, a copy of promotional email correspondences relating to the ongoing offering of Class A Ordinary Shares of Series 497, Series 506, Series 508 and Series 510 pursuant to Regulation A of the Securities Act of 1933, as amended, are attached to the Form 1-U as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, and Exhibit 99.8, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b).1	Series 506 website materials.

15(b).2	Series 508 website materials.

15(b).3	Series 510 website materials.

99.1	Series 497 promotional email correspondence.

99.2	Series 506 promotional email correspondence.

99.3	Series 506 promotional email correspondence.

99.4	Series 506 promotional email correspondence.

99.5	Series 508 promotional email correspondence.

99.6	Series 508 promotional email correspondence.

99.7	Series 510 promotional email correspondence.

99.8	Series 510 promotional email correspondence.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 24, 2025